Exhibit 3.4

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION OF

OFFICE DEPOT, INC.

*****

Office Depot, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, as amended (this “Amendment”), to combine each ten (10) outstanding shares of the Corporation’s Common Stock, par value $0.01 per share (the “Common Stock”), into one (1) validly issued, fully paid and non-assessable share of Common Stock.

SECOND: That this Amendment was duly adopted in accordance with the terms of the Restated Certificate of Incorporation of the Corporation, as amended, and the provisions of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

THIRD: That, upon the effectiveness of this Amendment, the Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended such that Section 4.1 is amended and restated in its entirety to read as set forth below:

“4.1 Capital Stock. The total number of shares of stock which the corporation has authority to issue is 80 million shares of Common Stock, par value of $0.01 per share, and 1 million shares of Preferred Stock, par value of $0.01 per share. Upon the effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation of this corporation, each ten (10) shares of Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.01 per share. No fractional shares shall be issued, and, in lieu thereof, the corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the board of directors of the corporation. Each certificate that immediately prior to the effectiveness of this Certificate of Amendment to the Restated Certificate of Incorporation of this corporation represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FOURTH: This Amendment shall be effective as of 4:01 p.m., Eastern Time, on June 30, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be executed by its Chief Executive Officer this 30th day of June, 2020.

OFFICE DEPOT, INC.

By:	/s/ Gerry P. Smith
	Name:	Gerry P. Smith
	Title:	Chief Executive Officer